780 Johnson Ferry Road NE Suite 500
Atlanta, GA 30342
June 13, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Inessa Kessman
Robert Littlepage
Re:	Cumulus Media Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-38108

Dear Ms. Kessman and Mr. Littlepage:
On behalf of Cumulus Media Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 10, 2024, regarding the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 27, 2024 (“Form 10-K”).

In this letter, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response. References to “we” or “our” mean the Company or its advisors, as the context may require.

Ms. Inessa Kessman and Mr. Robert Littlepage
Securities and Exchange Commission
June 13, 2024

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
1. Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1.     We note your statement on page F-8 that "Cumulus Media is the only audio media company to provide marketers with local and national advertising performance guarantees." Please expand you revenue recognition disclosure to discuss how you account for advertising performance guarantees. Specifically discuss if revenue recognition is deferred until the performance guarantees are met.

Response: We acknowledge the Staff's comment and respectfully advise the Staff that the Company recognized revenue of $183,000 and $683,000 during the years ended December 31, 2023 and 2022, respectively, related to one contract with an advertising performance guarantee. The guarantee provided the customer with a specified level of sales attainment per advertising dollar spent as reported by the customer. For this contract, we recognized revenue over time as the performance guarantee was achieved. Given that amounts were not material to either year (as they represented 0.02% of 2023 net revenue and 0.07% of 2022 net revenue), we did not specifically disclose the Company’s revenue recognition policy for this contract within our financial statement footnotes. In future filings, we will remove the reference to “advertising performance guarantees” in our financial statement footnotes if the associated revenue is not material.

    If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (212) 735-1712 or by email at frank.lopez-balboa@cumulus.com.
Very truly yours,

/s/     Francisco J. Lopez-Balboa
Francisco J. Lopez-Balboa
Executive Vice President, Chief Financial Officer

cc:     Richard S. Denning, Esq., Cumulus Media Inc.